

SECU

17016916

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Mellon Capital Markets LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

December 31, 2016

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members of the Board of Managers
BNY Mellon Capital Markets LLC:

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 28, 2017

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2016

Assets

Assets:	
Cash	$ 667,248
Cash segregated for regulatory purposes	10,000,000
Receivable from broker-dealers	741,754,483
Receivable from customers	6,855,550
Securities owned, at fair value (includes $1,773,635,568 pledged as collateral)	2,191,341,708
Securities purchased under agreements to resell, net	286,230,807
Derivative assets, net	31,117,625
Fees receivable	7,435,747
Interest receivable	9,248,215
Receivable from affiliates	5,218,455
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $2,584,926)	274,450
Software and intangibles, at cost (net of accumulated amortization of $8,777,285)	4,846,344
Goodwill	46,665,786
Deferred tax asset	2,201,576
Other assets	1,899,636
Total assets	$ 3,345,757,630

Liabilities and Member's Equity

Liabilities:	
Securities sold under agreements to repurchase, net	$ 1,650,000,000
Securities sold, not yet purchased, at fair value	546,500,221
Derivative liabilities, net	45,090,592
Payable to broker-dealers	654,911,275
Payable to customers	546,598
Payable to affiliates	4,617,009
Interest payable	2,029,165
Accrued compensation and other expenses	10,479,568
Other liabilities	2,113,007
Total liabilities	2,916,287,435
Subordinated liabilities	100,000,000
Member's equity	329,470,195
Total liabilities and member's equity	$ 3,345,757,630

See accompanying notes to statement of financial condition.

(1) Organization

BNY Mellon Capital Markets LLC (the Company), is a wholly owned subsidiary of The Bank of New York Mellon Corporation (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Municipal Securities Rule Making Board (MSRB), Securities Investor Protection Corporation (SIPC), and the National Association of Securities Dealers Automated Quotations (NASDAQ). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution, and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation. These securities products are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions through Pershing LLC (Pershing), an affiliate broker-dealer, on a fully disclosed basis, except for mortgage-backed securities, United States treasuries and federal agency debentures, which are cleared by the Company, and futures, which are cleared by UBS Securities LLC (UBS).

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in the statement of financial condition are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(b) Securities owned and Securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, as well as derivative contracts held for trading purposes, are stated at fair value. Fair value is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Model based pricing uses inputs of observable prices, where available, including interest rates, credit spreads, and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

(c) Fair Value Measurement

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in active markets for similar instruments, quoted prices in inactive markets for identical instruments, other observable inputs (interest rates and yield curves) or inputs other than quoted prices that are derived from/corroborated by observable market data.
Level 3 inputs	Best information available when no observable market activity for the asset or liability exists at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities.

In valuing level 3 securities, the Company first looks to current prices (any price not greater than 30 days old) with substantial size for similar securities. If no price is available, the Company would then generally look at model-based pricing, which takes into account the expected cash flows and credit quality of the financial instrument. See footnote 10 for more information.

(d) Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company nets eligible repurchase agreements and resale agreements in the statement of financial condition in accordance with ASC Subtopic 210-20, *Balance Sheet Offsetting*. See footnotes 6 and 11 for more information.

It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms, which permit it to re-pledge or resell the securities to others.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreements to repurchase contract amounts and is included in the respective interest balances as interest receivable or interest payable on the statement of financial condition.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

(f) Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with FASB ASC Subtopic 350-20, *Intangibles–Goodwill and Other*, goodwill is tested at least annually for impairment. The Company has established December 31 of each year as the date for conducting the annual goodwill impairment assessment. The Company continues to use a two-step process to test goodwill for impairment. The first step used to identify potential impairment involves comparing the Company's fair value to its carrying amount. If the fair value exceeds its carrying amount, there is no indication of impairment. If the carrying amount exceeds its fair value, a second step is performed to calculate the amount of the impairment, if any. For the year ended December 31, 2016, no impairment was recorded.

(g) Income Taxes

The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey and Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

In accordance with ASC Topic 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more-likely than-not recognition threshold will result in either a reduction of the current and deferred tax assets, and/or recording of current or deferred tax liabilities.

(3) Securities Owned and Securities Sold Not Yet Purchased, At Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2016:

		Securities owned	Securities sold, not yet purchased
Corporate and sovereign debt securities	$	533,493,224	207,938,468
U.S. treasury obligations		100,656,754	274,569,194
U.S. government agencies		265,684,304	3,439,871
Agency mortgage-backed securities		734,974,667	19,413,442
State and municipal obligations		194,578,544	575,783
Certificates of deposit		14,750,061	-
Commercial paper		256,233,321	-
Equity securities		85,137,273	39,688,688
Preferred stock		5,833,560	874,775
	$	2,191,341,708	546,500,221

(4) Receivable from and Payable to Customers and Broker-Dealers

Receivable from and payable to customers and broker-dealers consist of the following at December 31, 2016:

		Receivable	Payable
Receivable from/payable to clearing broker	$	2,041,941	634,262,262
Securities failed-to-deliver/receive - broker-dealers		16,940,664	20,649,013
Broker-dealer trades pending settlement		712,296,838	-
Receivable from/payable to clearing organizations		10,475,040	-
Collateral receivable/payable to customers		2,365,264	110,334
Receivable from/payable to customers		4,490,286	436,264
	$	748,610,033	655,457,873

The Company clears its customer facilitation transactions, with the exception of mortgage-backed securities, United States treasuries, and federal agency debentures through two broker dealers on a fully disclosed basis. Pershing, an affiliated broker dealer, clears all transactions except the aforementioned and futures transactions, which are cleared through UBS. The amount receivable from clearing broker is due from UBS, and amount payable to the clearing broker is due to Pershing.

Securities fail-to-receive and fail-to-deliver from brokers represent settled trades that either the firm has not received payment (or delivered securities), or the firm has not received securities (or made payment).

Broker-dealer trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2016 approximates the amounts owed. Trades pending settlement at December 31, 2016 were subsequently settled at the contract price without an adverse effect to the Company's statement of financial condition.

Receivable from and payable to customers and broker-dealers include amounts due on unsettled securities transactions. Securities owned by customers and broker-dealers are held as collateral for the receivable. Such collateral is not reflected in the statement of financial condition.

The Company minimizes credit risk by monitoring counterparty credit exposure and collateral values on a daily basis, as does its counterparties. The Company requires additional collateral to be deposited or returned, and likewise counterparties request and return collateral as deemed necessary. The collateral receivable from and payable to customers represent these balances.

The receivable from clearing organizations represents balances on deposit with the counterparty that are required in order to do business and are reviewed periodically.

(5) Furniture, Equipment and Leasehold Improvements, At Cost

Furniture and office equipment, computer equipment and leasehold improvements at cost consist of the following as of December 31, 2016:

Furniture and office equipment	$	1,831,075
Computer equipment		941,105
Leasehold improvements		87,196
		2,859,376
Less accumulated depreciation		2,584,926
Furniture, equipment and leasehold improvements, net	$	274,450

(6) Securities Purchased Under Agreements to Resell and Securities Sold under Agreements to Repurchase

At December 31, 2016, the Company had received securities with an average interest rate of negative 1.1485% and a fair value of $285,966,959 as collateral for the counterparty's obligation under securities purchased under agreements to resell of $286,230,807. These particular transactions are primarily open ended contracts for U.S. treasuries with a related party in which the principal values are reset regularly. Because certain U.S. treasuries are hard to borrow, some of these contracts carry a negative interest rate.

At December 31, 2016, the Company had pledged securities with an average interest rate of 1.0254% and a fair value of $1,682,815,402 as collateral for its obligation under securities sold under agreements to repurchase of $1,650,000,000.

(7) Lines of Credit

The Company maintains uncommitted lines of credit totaling $800 million, which consists of $100 million with an unrelated financial institution, $500 million with the Parent and $200 million with an affiliate, Pershing. In each case, the lines of credit are used to finance the Company's trading business. At December 31, 2016, the Company has used $84,166,182 of the line with Pershing to finance securities purchased under agreements to resell. Neither of the other lines were in use at December 31, 2016. See note 8 for additional information.

(8) Related-Party Transactions

The Company conducts recurring business with affiliated entities including significant financing and operating transactions. During the year ended December 31, 2016, such transactions included purchases of securities under agreements to resell, portfolio management and other advisory services. The affiliates also provide legal, tax, banking, data processing, rent, and other administrative support services to the Company pursuant to service agreements between the Company and the Parent and affiliates.

As of December 31, 2016, amounts payable to affiliates of $4,617,009 consists of payables related to accounts payable processing and intercompany service billing incurred by an affiliate on behalf of the Company.

The Company has entered into a loan subordinate to the claims of creditors with the Parent in the amount of $100 million. As of December 31, 2016, the outstanding balance on that loan is $100 million. See note 14 for additional information.

As of December 31, 2016, the Company had open contracts with an affiliate, Pershing, for securities purchased under agreements to resell for $84,166,182. See note 6 for additional information.

In addition, the Company had receivables from affiliates totaling $5,218,455 which primarily represents current taxes receivable. See note 17 for additional information.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2016:

Assets:		
Cash	$	667,248
Securities purchased under agreements to resell, net		84,166,812
Receivable from affiliates		5,218,455
Total assets	$	90,052,515
Liabilities:		
Payable to broker-dealers	$	634,262,262
Subordinated liabilities		100,000,000
Payable to affiliates		4,617,009
Interest payable		29,190
Other liabilities		43,279
Total liabilities	$	738,951,740

(9) Employee Benefits

(a) Retirement Benefits

The Parent has defined benefit and/or defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other postretirement plans providing healthcare benefits for certain retired employees. In addition, the affiliate also administers an employee stock ownership plan and an employee savings plan. These plans provide additional benefits to certain employees.

(b) Stock Compensation

The Parent's long-term incentive plans provide for the issuance of stock options, restricted stock, RSUs, and other stock-based awards to employees of the Company. The Parent's stock options plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company. Restricted stock and RSUs are granted under the Parent's long-term incentive plans at no cost to the recipient. The fair value of the restricted stock and the RSUs is equal to the fair market value of the Parent's common stock on the date of grant.

(10) Financial Instruments

(a) Fair Value

In accordance with FASB ASC Topic 820, *Fair Value Measurement,* the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 primarily consists of securities whose value is based on unadjusted quoted market prices such as listed equities and options. Additionally, this category also includes U.S. treasury obligations for

which the Company typically receives independent external valuation information based on active markets.

Level 2 primarily consists of securities whose value is based on quoted prices for similar assets or liabilities in markets that are active, quoted prices in inactive markets, and model based pricing for which the inputs are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. This category primarily includes corporate debt, U.S. government agencies, agency mortgage-backed securities, state and municipal obligations, certificates of deposits, commercial paper and forward settling securities.

Level 3 comprises securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable. There are no level 3 assets or liabilities at December 31, 2016.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 are as follows:

	Assets at fair value as of December 31, 2016				
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities owned, at fair value:					
Corporate and sovereign debt securities	$ -	533,493,224	-	-	533,493,224
U.S. treasury obligations	100,656,754	-	-	-	100,656,754
U.S. government agencies	-	265,684,304	-	-	265,684,304
Agency mortgage-backed securities	-	734,974,667	-	-	734,974,667
State and municipal obligations	-	194,578,544	-	-	194,578,544
Certificates of deposit	-	14,750,061	-	-	14,750,061
Commercial paper	-	256,233,321	-	-	256,233,321
Equity securities	85,137,273	-	-	-	85,137,273
Preferred stock	-	5,833,560	-	-	5,833,560
Total securities owned, at fair value	185,794,027	2,005,547,681	-	-	2,191,341,708
Derivative assets, at fair value					
Equity derivatives	116	-	-	-	116
Interest rate derivatives	110,344	106,611,508	-	(75,604,343)	31,117,509
Total derivative assets, at fair value	110,460	106,611,508	-	(75,604,343)	31,117,625
Total fair valued assets	$ 185,904,487	2,112,159,189	-	(75,604,343)	2,222,459,333

[1] Includes the effect of netting agreements and net cash collateral received.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2016

	Liabilities at fair value as of December 31, 2016				
	Level 1	**Level 2**	**Level 3**	**Netting [1]**	**Total**
Securities sold, not yet purchased, at fair value:					
Corporate and sovereign debt securities	$ -	207,938,468	-	-	207,938,468
U.S. treasury obligations	274,569,194	-	-	-	274,569,194
U.S. government agencies	-	3,439,871	-	-	3,439,871
Agency mortgage-backed securities	-	19,413,442	-	-	19,413,442
State and municipal obligations	-	575,783	-	-	575,783
Equity securities	39,688,688	-	-	-	39,688,688
Preferred stock	-	874,775	-	-	874,775
Total securities sold not yet purchased, at fair value	314,257,882	232,242,339	-	-	546,500,221
Derivative liabilities, at fair value					
Interest rate derivatives	105,070	128,356,175	-	(83,370,653)	45,090,592
Total derivative liabilities, at fair value	105,070	128,356,175	-	(83,370,653)	45,090,592
Total fair valued liabilities	$ 314,362,952	360,598,514	-	(83,370,653)	591,590,813

[1] Includes the effect of netting agreements and net cash collateral paid.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2016.

The following table presents the changes in fair values for securities classified as Level 3 for the year ended December 31, 2016.

Fair value measurements using significant unobservable inputs (Level 3)	Auction rate securities
Beginning balance at January 1, 2016	$ 20,875
Sales	(20,875)
Ending balance at December 31, 2016	$ -

The valuation of level 3 fair value measurements contains significant unobservable inputs and assumptions, which if changed, could affect the fair value of the securities. The Company had no level 3 assets or liabilities at December 31, 2016.

(b) Derivative Instruments

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded options, forward settling government/agency securities, and agency mortgage-backed securities including to-be-announced contracts (TBAs), U.S. Adjustable Rate Mortgages (ARMs), and Collateralized Mortgage Obligations (CMOs). These derivative instruments are used to manage exposure to market and interest rate risk, and to generate profits from customer facilitation activity.

Futures and forward settling mortgage-backed TBA, ARM, and CMO securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for the market movement. Accordingly, futures contracts generally have minimal credit risk. The counterparty credit risk on forward settling TBAs, ARMs, and CMO securities and options is limited to the unrealized fair value gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2016:

		Notional value (in millions)		Derivative assets, at fair value	Derivative liabilities, at fair value
Futures					
Euro-Dollar	$	1,165		-	-
Forwards:					
Agency Mortgage-Backed TBAs, ARM's, CMO's, U.S. Government and U.S. Agencies		28,921		106,694,699	128,461,245
Options:					
Equity options		1		116	-
US Treasury security options		2,323		27,153	-
Total gross derivatives, at fair value			$	106,721,968	128,461,245
Impact of netting				(75,604,343)	(83,370,653)
Total net derivatives, at fair value			$	31,117,625	45,090,592

(c) *Other Fair Values*

The fair values of other financial assets and liabilities (consisting primarily of receivable from and payables to broker-dealers and customers; reverse repurchase and repurchase agreements) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

Summary of financial instruments

(in thousands)	December 31, 2016				
	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amounts
Assets:					
Cash	$ 667	-	-	667	667
Cash segregated for regulatory purposes	10,000	-	-	10,000	10,000
Receivable from broker-dealers	-	741,754	-	741,754	741,754
Receivable from customers	-	6,856	-	6,856	6,856
Securities purchased under agreements to resell, net	-	286,231	-	286,231	286,231
Fees receivable	-	7,436	-	7,436	7,436
Interest receivable	-	9,248	-	9,248	9,248
Receivable from affiliates	-	5,218	-	5,218	5,218
Total	$ 10,667	1,056,743	-	1,067,410	1,067,410
Liabilities					
Securities sold under agreements to repurchase, net	$ -	1,650,000	-	1,650,000	1,650,000
Payable to broker-dealers	-	654,911	-	654,911	654,911
Payable to customers	-	547	-	547	547
Payable to affiliates	-	4,617	-	4,617	4,617
Interest payable	-	2,029	-	2,029	2,029
Subordinated liabilities	-	100,000	-	100,000	100,000
Total	$ -	2,412,104	-	2,412,104	2,412,104

Cash and Cash Segregated For Regulatory Purposes

Cash and cash segregated for regulatory purposes are classified as Level 1 within the valuation hierarchy due to their short term and liquid nature.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell

The estimated fair value of securities sold under agreements to repurchase and securities purchased under agreements to resell are based on inputs such as interest rates and tenors. Both are classified as Level 2 within the valuation hierarchy.

Receivables from and Payables to Customers and Broker-Dealers

The estimated fair value of receivables from and payables to customers and broker-dealers is equal to the carrying amounts due to the demand feature of the payables to customers and broker-dealers and are classified as Level 2 within the valuation hierarchy.

Receivable and Payable to Affiliates

The receivable and payable to affiliates represent monies related to unsettled expenditures or services rendered or received. The fair value of receivable and payable to affiliates are determined based on cost and for some transactions the cost is determined by expense sharing agreements with the affiliates.

Fees Receivable

The fair value of fees receivable is determined by the expected revenue generated for underwriting and remarketing services rendered

Interest Receivable and Payable

The interest receivable and payable represents accrued interest on securities transactions. The fair value is determined based upon the securities stated interest rates and payment dates.

Subordinated Liability

The fair value is determined based upon the current balance of the loan.

(d) Collateral

The Company enters into collateralized reverse repurchase and repurchase agreements transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. See footnote 12 for more information.

(11) Offsetting of Assets and Liabilities

The following tables present financial and derivative instruments that are subject to an enforceable netting agreement. There were no derivative instruments or financial instruments subject to a netting agreement for which the Company is not netting.

Offsetting of Derivative Assets and Financial Instruments

	December 31, 2016					
				Gross amounts not offset in the statement of financial condition (1)		
	Gross assets recognized	Offset in the statement of financial condition	Net assets recognized in the statement of financial condition	Financial instruments	Cash collateral received	Net amount
Derivative assets subject to netting arrangements:						
Interest rate derivatives	$ 104,967,637	(75,604,343)	29,363,294	-	-	29,363,294
Total derivative assets subject to netting arrangements:	104,967,637	(75,604,343)	29,363,294	-	-	29,363,294
Derivative assets not subject to netting arrangements:						
Interest rate derivatives	1,754,215	-	1,754,215	-	-	1,754,215
Equity derivatives	116	-	116	-	-	116
Total derivative assets not subject to netting arrangements:	1,754,331	-	1,754,331	-	-	1,754,331
Total derivative assets, at fair value	106,721,968	(75,604,343)	31,117,625	-	-	31,117,625
Securities purchased under agreements to resell	377,059,754	(90,828,947)	286,230,807	(285,966,959)	-	263,848
	$ 483,781,722	(166,433,290)	317,348,432	(285,966,959)	-	31,381,473

(1) The amount reported in collateral received and pledged (including cash) is limited to the amount of related assets presented in the statement of financial condition and therefore any over-collateralization of these assets are not included.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)
Notes to Statement of Financial Condition
December 31, 2016

Offsetting of Derivative Liabilities and Financial Instruments

	December 31, 2016					
				Gross amounts not offset in the statement of financial condition (1)		
	Gross liabilities recognized	Offset in the statement of financial condition	Net liabilities recognized in the statement of financial condition	Financial instruments	Cash collateral received	Net amount
Derivative liabilities subject to netting arrangements:						
Interest rate derivatives	$ 128,355,905	(83,370,653)	44,985,252	-	-	44,985,252
Total derivative liabilities subject to netting arrangements:	128,355,905	(83,370,653)	44,985,252	-	-	44,985,252
Derivative liabilities not subject to netting arrangements:						
Interest rate derivatives	105,340	-	105,340	-	-	105,340
Total derivative liabilities not subject to netting arrangements:	105,340	-	105,340	-	-	105,340
Total derivative liabilities, at fair value	128,461,245	(83,370,653)	45,090,592	-	-	45,090,592
Securities sold under agreements to repurchase	1,740,828,947	(90,828,947)	1,650,000,000	(1,650,000,000)	-	-
	$ 1,869,290,192	(174,199,600)	1,695,090,592	(1,650,000,000)	-	45,090,592

(1) The amount reported in collateral received and pledged (including cash) is limited to the amount of related liability presented in the statement of financial condition and therefore any over-collateralization of these liabilities are not included.

(12) Transfers and Servicing – Secured Borrowing and Collateral

The following table presents the contract value of repurchase agreements accounted for as secured borrowings by the type of collateral provided to counterparties.

Gross Liabilities Collateral Pledged and Contractual Maturity

		Overnight and continuous
Repurchase Agreements		
U.S. treasury obligations	$	142,363,924
U.S. government agencies		209,443,479
Agency mortgage-backed securities		1,389,021,544
Total Gross Liabilities Collateral Pledged	$	1,740,828,947

The Company's repurchase agreement transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. If the Company were to experience a decline in the fair value of the collateral pledged for these transactions, additional collateral could be required to be provided to the counterparty; therefore, decreasing the amount of assets available for other liquidity needs that may arise.

(13) Collateral Arrangements

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. As of December 31, 2016, the fair value of securities received and pledged as collateral is detailed in the tables below:

Source of available collateral - received:		
Securities purchased under agreements to resell	$	376,787,125
Use of available collateral - pledged:		
Securities sold under agreements to repurchase		1,773,635,568

Of the amount of collateral received, all may be re-pledged or sold. Of this amount, none has been re-pledged or sold. Of the amount of collateral pledged, all may be re-pledged or sold.

(14) Liabilities Subordinated to the Claims of General Creditors

The Company, with the approval of FINRA, entered into a subordinated loan with the Parent in December 2016, under which $100 million was borrowed. The loan has a term of 10 years, maturing on December 26, 2026.

(15) Dividend to Member

The Company, with the approval of FINRA, repaid $100 million of capital in the form of a dividend to its sole Member in December 2016. The Company's payment of the dividend did not have an impact on the Company's excess net capital as determined under SEC Rule 15c3-1 because the transaction occurred simultaneously with the draw on the subordinated loan.

(16) Regulatory Requirements

(a) Cash and Securities Segregated under Federal and Other Regulations

The Company performs weekly computations to determine the reserve deposit requirements of the SEC under Rule 15c3-3. As of December 31, 2016, the Company had a $2,108,417 reserve deposit requirement. At December 31, 2016, cash of $10,000,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(b) Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule.

At December 31, 2016, the Company had net capital of $296,104,512 which was $295,104,512 in excess of the $1 million minimum net capital required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, Pershing LLC, the Company is required to maintain certain minimum levels of net capital. At December 31, 2016, the Company was in compliance with all such requirements.

(17) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $3.4 million and a gross deferred tax liability of $1.2 million at December 31, 2016. The deferred tax asset is primarily attributable to equity compensation and the deferred tax liability is primarily attributable to depreciation. The net deferred tax asset is $2.2 million. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

Federal taxes receivable of $2,332,766 and state taxes receivable of $2,670,067 are included in receivable from affiliates on the statement of financial condition.

The Parent's federal consolidated income tax returns are closed to examination through 2013. The New York State and New York City income tax returns are closed to examination through 2012 and 2010, respectively. The Company's New Jersey income tax returns are closed to examination through 2011.

(18) Financial Instruments with Off-Balance Sheet – Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2016 were settled without an adverse effect on the Company's statement of financial condition.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(19) Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year.

Aggregate annual rentals for office space at December 31, 2016 are:

		Rental Obligations
2017	$	11,112
Thereafter		-
	$	11,112

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and

proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

The California Public Employees' Retirement System sued Lehman Brothers officers, directors, auditors, and underwriters for alleged misrepresentations and omissions in the purchase of approximately $75 million of Lehman notes between 2007 and 2008. Legacy Mellon Financial Markets and Legacy BNY Capital Markets were part of underwriting groups for the Lehman notes. Plaintiff filed its Second Amended Complaint on November 2, 2011. On January 6, 2012, the underwriters moved to dismiss the Consolidated Amended Complaint; the motion was fully-briefed on March 5, 2012. On August 9, 2013, the Court dismissed the case based on expiration of the statute of repose (a form of time bar similar to statutes of limitation). On June 10, 2015, plaintiffs filed a Notice of Appeal to the Second Circuit Court of Appeals. Appeal Briefing was completed on January 28, 2016, and oral argument was held April 21, 2016. On July 8, 2016, the Second Circuit (NY) Court of Appeals affirmed dismissal of CalPERS's lawsuit against the Lehman underwriting group, including BNY Mellon Capital Markets. On September 22, 2016, plaintiff filed a petition seeking further review by the U.S. Supreme Court; the petition was fully briefed and was considered by the Supreme Court at its January 6, 2017 conference and the Supreme Court granted Plaintiff's petition on January 13, 2017. The Company expects the oral argument to be scheduled in the second quarter of 2017.

(20) Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2016 through the date of issuance of the statement of financial condition on February 28, 2017, noting nothing.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Members of the Board of Managers
BNY Mellon Capital Markets LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by BNY Mellon Capital Markets LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC File No. 8-35255
BNY MELLON CAPITAL MARKETS, LLC
101 Barclay, 3rd Floor
New York, New York 10286

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Marziliano (212)815-3553

WORKING COPY

2. A. General Assessment (item 2e from page 2) $310,958
   B. Less payment made with SIPC-6 filed (**exclude interest**) (183,041)
   7/31/2016
   Date Paid
   C. Less prior overpayment applied (0,000)
   D. Assessment balance due or (overpayment) 127,917
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0,000
   F. Total assessment balance and interest due (or overpayment carried forward) $127,917
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ **Funds Wired** ☑
   Total (must be same as F above) $127,917
   H. Overpayment carried forward $(0,000)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BNY Mellon Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director
(Title)

Dated the 27th day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2016 and ending Dec. 31, 2016

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 154,344,687
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		448,913
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		448,913
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		648,097
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		10,941,428
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 18,820,681	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		18,820,681
Total deductions		30,410,206
2d. SIPC Net Operating Revenues		$ 124,383,394
2e. General Assessment @ .0025		$ 310,958

(to page 1, line 2.A.)